
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 22, 2013

Via E-mail
JoAnn Covington
Rocket Fuel Inc.
350 Marine Parkway
Marina Park Center
Redwood City, CA 94065

> **Re: Rocket Fuel Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted July 3, 2013**
> **CIK No. 0001477200**

Dear Ms. Covington:

We have reviewed your second confidential draft registration statement and have the following comments. References to prior comments are to those in our letter dated June 20, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 52

1.   We note your response to prior comment 15. Explain whether your advertising revenues per impression from mobile devices, social and video channels are generally lower than those from display. As part of your response, please tell us the amount of advertising revenues attributable to display, mobile, social and video channels for each period presented.

2.   We note your response to prior comment 16 and continue to believe that you should revise your disclosures to discuss the number of new customers and the retention rates for existing customers. This appears to be important information necessary to understanding your business and results of operations. As part of your response, please tell us the number of new customers and the retention rates for each period presented.

Components of Our Results of Operations, page 53

3.   We note your response to prior comment 17. Please explain in greater detail why providing a quantitative and qualitative analysis of how your revenues are impacted by the total number of advertising impressions delivered and the CPM, or cost per mille (or cost per thousand impressions) will not be meaningful to a reader. This appears to be important and material information necessary to understanding your business and results

of operations as these metric appear to be a underlying driver of revenue. As part of your response, please tell us the number of advertising impressions delivered and the CPM for each period presented.

Liquidity and Capital Resources, page 65

4.   We note your revised disclosures in response to prior comment 18. Since your collections and your resulting day's sales outstanding ("DSO") can vary, it appears that this will impact your liquidity needs. In this regard, explain why providing your DSO at each balance sheet date would not be relevant to understanding how your collections might impact your cash flows.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 75

5.   We note your revised disclosures in response to prior comment 22. Please revise to provide enhanced disclosures that quantify how changes in your forward revenue estimates and market multiples impacted the fair value determination at each respective valuation date.

6.   We note your response to prior comment 23. Explain why you believe using the straight-line method to establish fair value in cases where grants were made in the same month that fair value was estimated using a valuation report is proper. For example, explain why the December 4, 2012 grants did not use the fair value as estimated as of December 31, 2012.

7.   Please clarify your disclosures on page 79 that state "We have revised our financial statements for the year ended December 31, 2012 and the three months ended March 31, 2013 to reflect the amortization of stock-based compensation and stock-based compensation expense in those periods related to the reassessed fair values described above." In this regard, indicate whether the revisions were made prior to filing your DRS and explain why you did not provide disclosure of the revisions pursuant to ASC 250-10-50.

Exhibit Index

8.   You indicate in your response to prior comment 37 that you do not believe you are substantially dependent upon your agreement with Internap because, in part, you believe that you could enter into an agreement with an alternative data center provider on terms substantially similar to those governing the agreement with Internap. It is unclear from your response, however, if the disruption associated with transitioning from Internap to another data center would have a material impact on your operations. Please advise.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Rachel B. Proffitt, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.